UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Next Technology Holding Inc.
Full Name of Registrant

WeTrade Group Inc.
Former Name if Applicable

Room 519, 05/F Block T3, Qianhai Premier Finance Centre Unit 2, Guiwan Area, Nanshan District
Address of Principal Executive Office (Street and Number)

Shenzhen, China 518000
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

1.

The company's wholly-owned subsidiary registered in Hong Kong has experienced unauthorized changes in its directors, which may involve the use of forged documents. The company was informed that unauthorized parties attempted to access and withdraw funds from the company's bank account. The above situation has caused difficulties for the audit work.

See 8K link for details: https://www.sec.gov/Archives/edgar/data/1784970/000109991024000185/nxtt_8k.htm

2.

The company has changed its registered public accounting firm, and there are still some handover tasks being checked and processed between auditors, which will take a few more days.

See 8K link for details: https://www.sec.gov/Archives/edgar/data/1784970/000109991024000165/nxtt_8k.htm

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wei Hong, Liu	+86	18611384350
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Next Technology Holding Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2024	By:	/s/ Weihong Liu
Weihong, Liu
Chief Executive Officer